UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

CAFEPRESS INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

12769A103

(CUSIP Number of Class of Securities)

Snapfish Merger Sub, Inc.

Snapfish, LLC

10501 Rhode Island Ave.

Beltsville, MD 20705

Attention: Jeffrey Sim

(301) 595-5651

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Gale

Jeffrey E. Jordan

Arent Fox LLP

1717 K Street, NW

Washington, DC 20006

(202) 857-6000

September 28, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

1.	NAMES OF REPORTING PERSONS: Snapfish, LLC
2.	CHECK THE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 8,799,184 (1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 11,634,250 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,634,250 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3% (2)
14.	TYPE OF REPORTING PERSON OO

(1)

Pursuant to the Support Agreements (described below), Snapfish, LLC may be deemed to have beneficial ownership of up to 11,634,250 shares of common stock, par value $0.0001 per share (“Common Stock”), of CafePress Inc. (“CafePress”), which includes options, restricted stock units and performance-based restricted stock units, some of which have not been exercised or are unvested. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 17,135,730 shares of Common Stock outstanding as of September 21, 2018 as set forth in the Merger Agreement (described below).

1.	NAMES OF REPORTING PERSONS: Snapfish Merger Sub, Inc.
2.	CHECK THE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with:	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 8,799,184 (1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 11,634,250 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,634,250 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 58.3% (2)
14.	TYPE OF REPORTING PERSON CO

(1)

Pursuant to the Support Agreements (described below), Snapfish Merger Sub, Inc. may be deemed to have beneficial ownership of up to11,634,250 shares of common stock, par value $0.0001 per share (“Common Stock”), of CafePress Inc. (“CafePress”), which includes options, restricted stock units and performance-based restricted stock units, some of which have not been exercised or are unvested. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	Based on 17,135,730 shares of Common Stock outstanding as of September 21, 2018 as set forth in the Merger Agreement (described below).

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of CafePress Inc., a Delaware corporation (“CafePress”). CafePress’s principal executive offices are located at 11909 Shelbyville Road, Louisville, Kentucky 40243.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of (i) Snapfish, LLC, a California limited liability company (“Parent”), and (ii) Snapfish Merger Sub, Inc., a Delaware corporation (“Merger Sub”). Parent and Merger Sub are collectively hereinafter referred to as the “Reporting Persons.”

Parent’s principal executive office is located at 10501 Rhode Island Ave., Beltsville, Maryland 20705, and the telephone number is (301) 937-5300. Parent is a leading provider of online photo and personalized products to consumers in the United States, Australia, New Zealand and several European countries. Parent also provides online photo platform services for a number of blue-chip companies.

Merger Sub’s principal executive office is located at 10501 Rhode Island Ave., Beltsville, Maryland 20705, and the telephone number is (301) 937-5300. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (defined in Item 4 below). To date, Merger Sub has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined in Item 4 below), the Merger (defined in Item 4 below) and the Merger Agreement (defined in Item 4 below).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and, to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in the Support Agreements (defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of shares of Common Stock by virtue of the execution of the Support Agreements by Parent, Merger Sub and certain stockholders of CafePress. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement or the execution of the Support Agreements.

The total amount of funds required by Parent to consummate the Offer described in Item 4 below (the terms of which are hereby incorporated by reference) and to provide funding in connection with the Merger is approximately $27 million, plus related fees and expenses. Parent plans to finance with cash on hand.

Item 4. Purpose of Transaction.

Merger Agreement

On September 28, 2018, CafePress, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed that Merger Sub will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock, at a price of $1.48 per share, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law.

The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into CafePress pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with CafePress being the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock (other than (i) shares of Common Stock held by CafePress (or held in CafePress’s treasury), (ii) shares of Common Stock held by Parent, Merger Sub, or any other direct or indirect wholly owned subsidiary of Parent and (iii) shares of Common Stock held by stockholders who have properly exercised their demands for appraisal of such shares of Common Stock in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding (the “Merger Consideration”).

At the Effective Time, each: (i) vested and exercisable option to purchase Common Stock that has a per share exercise price less than $1.48 will be converted into the right to receive the Merger Consideration (less the exercise price), without interest and subject to any required tax withholding; (ii) outstanding and unvested option held by a Continuing Employee (as defined in the Merger Agreement) that has a per share exercise price less than $1.48 will be converted into an award to receive the Merger Consideration (less the exercise price), without interest and subject to any required tax withholding, on the earlier of the date such option is scheduled to vest (subject to achievement of the vesting conditions) and the first anniversary of the Closing Date (as defined in the Merger Agreement), subject to continued employment through that date; (iii) (A) restricted stock unit that is scheduled to vest before December 31, 2018 (if the Merger occurs on or before December 31, 2018) and (B) restricted stock unit that becomes vested on the Closing Date will be converted into the right to receive the Merger Consideration, without interest and subject to any required tax withholding; (iv) outstanding and unvested restricted stock unit that is scheduled to vest after December 31, 2018 (or the Closing Date, if later) that is held by a Continuing Employee will be converted into an award to receive the Merger Consideration, without interest and subject to any required tax withholding, on the earlier of the date such restricted stock unit is scheduled to vest (subject to achievement of the vesting conditions) and the first anniversary of the Closing Date, subject to continued employment through that date; (v) outstanding and unvested performance-based restricted stock units earned based on performance as of the Closing Date, which become fully vested, will be converted into the right to receive the Merger Consideration , without interest and subject to any required tax withholding; and (vi) outstanding and unvested performance-based restricted stock units earned based on performance as of the Closing Date that do not become fully vested at the effective time of the Merger, will be converted into the right to receive the Merger Consideration, without interest and subject to any required tax withholding, on the earlier of the date such performance share unit is scheduled to vest (subject to achievement of the vesting conditions) and the first anniversary of the Closing Date, subject to continued employment through that date.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with an Acquisition Proposal that the board of directors of CafePress determines constitutes a Superior Proposal (each as defined in the Merger Agreement). Upon the termination of the Merger Agreement, under specified circumstances, CafePress will be required to pay Parent a termination fee of $900,000 (with respect to a Superior Proposal) and up to $400,000 (with respect to an Intervening Event (as defined in the Merger Agreement)).

The obligation of Merger Sub to consummate the Offer is subject to customary conditions, including, among others, (i) there being validly tendered and not validly withdrawn prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL) that number of shares of Common Stock which, together with the shares beneficially owned by Parent and Merger Sub (if any), represents at least a majority of the Common Stock then outstanding, (ii) the absence of any law or order prohibiting the consummation of the Offer or the Merger, and (iii) the accuracy of representations and warranties and compliance with covenants.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 1 and incorporated herein by reference.

Support Agreements

Concurrent with the execution and delivery of the Merger Agreement, on September 28, 2018, the directors, certain executive officers and certain significant stockholders of CafePress (collectively, the “Supporting Stockholders”) entered into support agreements (the “Support Agreements”) with Parent and Merger Sub, pursuant to which each of the Supporting Stockholders agreed, among other things, to tender his, her or its shares of Common Stock currently outstanding and any shares of Common Stock acquired during the term of the applicable Support Agreement (including exercised options and vested stock units) (the “Subject Shares”) pursuant to the Offer. The Subject Shares currently outstanding represent, in the aggregate, approximately 51.4% of the outstanding shares of Common Stock outstanding as of September 21, 2018; provided, however, that, if all options and stock units to which the Supporting Stockholders are entitled were to vest and be exercised, then the Subject Shares would represent, in the aggregate, approximately 58.3% of the outstanding shares of Common Stock. Subject to the terms and conditions of the Support Agreements, the Supporting Stockholders agreed, among other things, to tender their shares of Common Stock in the Offer no later than ten business days following the commencement of the Offer. Without in any way limiting any of the Supporting Stockholder’s right to vote the Subject Shares in its sole discretion on any other matters, the Support Agreements also grant to, and appoint Parent (and its designees) as each Supporting Stockholder’s proxy and attorney-in-fact to vote all Subject Shares or to grant a consent or approval in respect of the Subject Shares, in connection with any meeting of the stockholders of CafePress or any action by written consent in lieu of a meeting of stockholders of CafePress (i) in favor of the approval of the Merger Agreement and the transactions contemplated thereunder and/or, (ii) against (A) any action or agreement which is intended or would reasonably be expected to materially impede, delay, postpone, interfere with, nullify or prevent, the Offer or the Merger, (B) any Acquisition Proposal (as defined in the Merger Agreement) and any action in furtherance of any Acquisition Proposal, or (C) any action, proposal, transaction or agreement that would reasonably be expected to result in the occurrence of any condition to the Offer not being satisfied, and/or (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of the Company stockholders. Each of the Support Agreements terminates immediately upon the occurrence of, among others, any of the following: (x) termination of the Merger Agreement in accordance with its terms (e.g., termination by the Board of Directors (the “Board”) of CafePress after making a Change of Recommendation (as defined in the Merger Agreement) in connection with a Superior Proposal); (y) any amendment to the Merger Agreement without the Supporting Stockholder’s consent that decreases the Offer Price; or (z) any amendment to the Merger Agreement not approved by the Board without the Supporting Stockholder’s consent that materially and adversely affects the Supporting Stockholder.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement. The form of Support Agreement is included as Exhibit 2 and incorporated herein by reference.

Following the Merger, CafePress Shares will no longer be traded on the Nasdaq Global Select Market, there will be no public market for the CafePress Shares and registration of CafePress Shares under the Exchange Act will be terminated.

This document does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of CafePress has commenced at this time. In connection with the proposed transaction, Parent and Merger Sub intend to file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Parent and CafePress expect to mail any definitive tender offer documents to shareholders of CafePress. INVESTORS AND SECURITY HOLDERS OF CAFEPRESS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Parent through the website maintained by the SEC at http://www.sec.gov.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a)    Pursuant to the Support Agreements, as of September 28, 2018, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”) to share with the Supporting Stockholders the power to vote or direct the voting of (i) 8,799,184 of the Subject Shares, which include shares of Common Stock but exclude options, restricted stock units and performance-based restricted stock units, which constitute approximately 51.4% of all shares of Common Stock outstanding as of September 21, 2018, and (ii) upon vesting and/or exercise, as applicable of the options and stock units identified in the Support Agreements, 11,634,250 of the Subject Shares, which include shares of Common Stock and options, restricted stock units and performance-based restricted stock units, which constitute approximately 58.3% of all shares of Common Stock outstanding as of September 21, 2018. Further, pursuant to the Support Agreements, as of September 28, 2018, the Reporting Persons may be deemed, for purposes of Rule 13d-3 to share with the Supporting Stockholders the power to direct the disposition of up to 11,634,250 of the Subject Shares, which include shares of Common Stock, options, restricted stock units and performance-based restricted stock units identified in the Support Agreements as beneficially owned by the Supporting Stockholders. Accordingly, based upon the foregoing, for the purpose of Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 11,634,250 shares of Common Stock, which constitutes approximately 58.3% of all the shares of Common Stock outstanding as of September 21, 2018; provided, however, that, until such time as all of the options and stock units identified in the Support Agreements are exercised or vest, as applicable, such beneficial ownership will be between 51.4% and 58.3% of all shares of Common Stock as of September 21, 2018. Except as set forth in this Item 5, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Subject Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such shares. The Support Agreements do not obligate the Supporting Stockholders to exercise options for shares of Common Stock, but the Common Stock issued in connection with the exercise of any options by Supporting Stockholders are considered Subject Shares.

(b)    Except to the extent that it may be deemed to by virtue of the Support Agreements, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Supporting Stockholders to vote or direct the disposition of up to 11,634,250 Subject Shares. However, the Reporting Persons (i) are not entitled to any rights as stockholders of CafePress as to the Subject Shares, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c)    Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed in Schedule A hereto have effected any transaction in any shares of Common Stock during the past 60 days.

(d)    To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of CafePress, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, dated as of September 28, 2018, by and among Snapfish, LLC, Snapfish Merger Sub, Inc. and CafePress Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CafePress Inc. with the Securities and Exchange Commission on September 28, 2018).

2.	Form of Support Agreement, dated as of September 28, 2018, by and among Snapfish, LLC, Snapfish Merger Sub, Inc. and each of the shareholders named therein (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CafePress Inc. with the Securities and Exchange Commission on September 28, 2018).

3.	Joint Filing Agreement, dated as of October 5, 2018, by and between Snapfish, LLC and Snapfish Merger Sub, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2018

SNAPFISH, LLC

By:	/s/ Jasbir Patel
Name:	Jasbir Patel
Title:	Chief Executive Officer and President

SNAPFISH MERGER SUB, INC.

By:	/s/ Jeffrey Sim
Name:	Jeffrey Sim
Title:	Chief Financial Officer

SCHEDULE A

Snapfish, LLC

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent.

Manager and Advisory Board

Name	Citizenship	Business Address /Business Telephone Number	Present Principal Occupation or Employment
Neil Cohen	USA	c/o Snapfish, LLC, 10501 Rhode Island Ave., Beltsville, Maryland 20705	Manager of Parent and President and CEO of District Photo, Inc.

Keith Cohen	USA	c/o Snapfish, LLC, 10501 Rhode Island Ave., Beltsville, Maryland 20705	President of District Print, a division of District Photo, Inc., and Advisory Board Member

Jasbir Patel	USA	c/o Snapfish, LLC, 10501 Rhode Island Ave., Beltsville, Maryland 20705	Chief Executive Officer and President and Advisory Board Member

Jeffrey Sim	USA	c/o Snapfish, LLC, 10501 Rhode Island Ave., Beltsville, Maryland 20705	Chief Financial Officer and Advisory Board Member

Allen Steinman	USA	c/o Snapfish, LLC, 10501 Rhode Island Ave., Beltsville, Maryland 20705	Executive Vice President of District Photo, Inc. and Advisory Board Member

Kurt Sturn	USA	c/o Snapfish, LLC, 10501 Rhode Island Ave., Beltsville, Maryland 20705	Treasurer of District Photo, Inc. and Advisory Board Member

Executive Officers (who are not Managers or Advisory Board Members)

Name	Citizenship	Business Address /Business Telephone Number	Present Principal Occupation or Employment
Jimmie Sato	USA	c/o Snapfish, LLC, 10501 Rhode Island Ave., Beltsville, Maryland 20705	Chief Technology Officer

Maryanne Foy	USA	c/o Snapfish, LLC, 10501 Rhode Island Ave., Beltsville, Maryland 20705	Chief Human Capital Officer

Snapfish Merger Sub, Inc.

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Merger Sub are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Merger Sub.

Directors and Executive Officers

Name	Citizenship	Business Address /Business Telephone Number	Present Principal Occupation or Employment
Jasbir Patel	USA	c/o Snapfish Merger Sub, Inc., 10501 Rhode Island Ave., Beltsville, Maryland 20705	Chief Executive Officer, President and Advisory Board Member of Parent and Director, CEO and President of Merger Sub

Jeffrey Sim	USA	c/o Snapfish Merger Sub, Inc., 10501 Rhode Island Ave., Beltsville, Maryland 20705	Chief Financial Officer of Parent and Director, Vice President, Chief Financial Officer and Secretary of Merger Sub

Keith Cohen	USA	c/o Snapfish Merger Sub, Inc., 10501 Rhode Island Ave., Beltsville, Maryland 20705	President of District Print, a division of District Photo, Inc. and Director of Merger Sub

Benjamin Lamparter	Germany	c/o Snapfish Merger Sub, Inc., 10501 Rhode Island Ave., Beltsville, Maryland 20705	Vice President of Operations of District Photo, Inc. and Director of Merger Sub